Exhibit 99.2

MOKO SOCIAL MEDIA LIMITED

ABN 35 111 082 485

Interim Report

For the half year ended 31 December 2014

MOKO Social Media Limited For the half year ended 31 December 2014

Contents

Corporate directory	3

Directors’ report	4

Auditor’s Independence Declaration	8

Independent Auditor’s review report	9

Consolidated Statement of profit or loss and other comprehensive loss	11

Consolidated Statement of financial position	13

Consolidated Statement of changes in equity	14

Consolidated Statement of cash flows	15

Notes to the financial statements	16

Declaration by Directors	29

2

MOKO Social Media Limited For the half year ended 31 December 2014

Corporate directory

Directors	Ian Rodwell Greg McCann Johannes De Back Mark Hauser Jeffrey White	- Managing Director and Chief Executive Officer - Non-Executive Chairman - Non-Executive Director - Non-Executive Director - Non-Executive Director

Company secretary	Emma Waldon

Registered office	Suite 5, Level 1, 442-446 Beaufort Street, HIGHGATE WA 6003 Telephone +61 (08) 9227 7100 Fax +61 (08) 9227 7100

Principal place of business	Australia: Suite 5, Level 1, 442-446 Beaufort Street, HIGHGATE WA 6003 Telephone +61 (08) 9227 7100 Fax +61 (08) 9227 7100	United States of America: 320 King Street, Suite 202 Alexandria, VA 22314 Telephone +1 (571) 982 3000

Share registry	Link Market Services Limited Level 9, 333 Collins Street, Melbourne VIC 3000

Auditor	BDO East Coast Partnership Level 11, 1 Margaret Street, Sydney NSW 2000

Solicitor	Addisons Lawyers Level 12, 60 Carrington Street, Sydney NSW 2000	Loeb and Loeb LLP 345 Part Avenue New York, New York 10154

Bankers	Commonwealth Bank of Australia 48 Martin Place Sydney NSW 2000

Stock exchange listings	Australian Securities Exchange (ASX code: MKB)

NASDAQ Global Market (NASDAQ code: MOKO)

Listed on the ASX	27 June 2007
Listed on the NASDAQ	27 June 2014

Internet address	http://mokosocialmedia.com

3

MOKO Social Media Limited For the half year ended 31 December 2014

Directors’ report

The Directors present their report together with the financial statements, on MOKO Social Media Limited (the Company) and its controlled entities (the Consolidated Entity “MOKO”), for the half-year ended 31 December 2014.

Directors

The following persons were directors of MOKO Social Media Limited during the whole of the half year and up to the date of this report, unless otherwise noted:

Ian Rodwell	-	Chief Executive Officer and Managing Director
Greg McCann	-	Non-Executive Chairman
Johannes De Back	-	Non-Executive Director
Mark Hauser	-	Non-Executive Director
Peter Yates	-	Non-Executive Director (resigned 17th November, 2014)
Jeffrey White	-	Non-Executive Director (appointed 1st February, 2015)

Principal activities

During the half-year the principal continuing activity of the Consolidated Entity was the development and branding of mobile social networks for tailored audiences to enable mobile communities of large, like-minded groups of people to socialize and communicate around their common interests.

Operating and Financial Review

MOKO revenues from continuing operations for the half year ended 31 December 2014 (‘2014’) decreased by 6.2% to $3,909,042 (2013: $4,166,343). The 2014 loss from continuing operations increased by 67.9% to $8,784,497 (2013: $5,232,139).

MOKO’s net asset position at 31 December 2014 was $13,896,023, an increase of 19.6% from 30 June 2014 at $11,616,698 and reflecting the increased cash and cash equivalent of $10,050,481 up from $9,878,011.

Comparison of Six Months Ended December 31, 2014 to Six Months Ended December 31, 2013 (“2013”) for continuing operations

Revenue

Six Months Ended December 31, 2014	Six Months Ended December 31, 2013	Increase /(Decrease)	% Change
$3,909,042	$4,166,343	($257,301)	(6.2)

For 2014, revenue from continuing operations was represented by Mobile Social of $378,271, Mobile Content of Nil, Mobile Advertising of $2,251,431 and Mobile Commerce of $1,279,340.

Mobile Social decreased its revenue by 5.7% to $378,271 (2013: $401,260) due to decreasing focus within Company activities and the continuation of divesting of products and services within this operating segment during the half year. Ongoing revenues are earned within this segment from the MOKO-CHAT product in Australia.

The Mobile Content segment did not operate during the period. A minor negative revenue adjustment of ($30,945) was recognised in 2013 after the sale and cessation of MOKO’s U.K. operations in the fourth quarter of 2013. There are presently no active plans to re-activate this operating segment.

Mobile Commerce decreased its revenue by 52.8% to $1,279,340 (2013: $2,712,696) due to its decreasing focus within Company activities.

Mobile Advertising revenue was increased by 107.8% to $2,251,431 (2013: $1,083,332). The increase reflected a re-positioning by the Board to focus OfferMobi as a service provider to customized mobile social advertising projects such as REC*IT, Run-Haven and Blue Nation Review, which are on the cusp of being monetised. The half year ended 31 December 2014 outperformed the half year ended 31 December 2013 as a result of this renewed business model.

4

MOKO Social Media Limited For the half year ended 31 December 2014

On 1 October 2014, MOKO completed a business combination by acquiring a controlling 80% share interest in Tagroom Pty Ltd. Tagroom is a news and entertainment service that harnesses social, mobile and visual technologies used by contemporary consumers (www.tagroom.com). The acquisition of Tagroom.com to MOKO’s portfolio is synergistic with the company’s overall audience and current Mobile advertising segment. The acquisition also brings with it three new senior team members experienced in the creation of viral media and shareable entertainment content for the important 18-30 year-old demographic.

The Company expects consolidated revenues to increase upon commercialization of customized mobile social advertising projects such as REC*IT, RunHaven, Blue Nation Review and Tagroom in the second half of the financial year ended 30 June 2015 but because these projects are not yet commercialized there remains a material uncertainty over this expectation.

Other income and revenue

Six Months Ended December 31, 2014	Six Months Ended December 31, 2013	Increase/(Decrease)	% Change
$130,557	$288,072	($157,515)	(54.7)

For 2014, other income and revenue is comprised solely of interest income $130,557 (2013: $28,579) due to higher average cash and cash equivalent balances held during the half year. Other income and revenue in 2013 also included $150,000 of government grant revenue for Mobile Social and $109,493 proceeds and gain from the sale of a Mobile Social business, mBuzzy in August 2013.

Fair value gained on deferred contingent consideration

Six Months Ended December 31, 2014	Six Months Ended December 31, 2013	Increase/(Decrease)	% Change
-	$383,933	($383,933)	(100)

Fair value gain on deferred contingent consideration is Nil in 2014. For 2013, the fair value gain on deferred contingent consideration of $383,933 is the reversal, due to early settlement in October 2013 of previously recognised deferred contingent consideration payable to Howmark Mobile, LLC (‘Howmark’) shareholders in relation to the August 2012 acquisition of the Mobile Advertising business, OfferMobi.

Expenses

Six Months Ended December 31, 2014	Six Months Ended December 31, 2013	Increase/(Decrease)	% Change
$13,771,936	$11,153,440	$2,618,496	23.5

Expenses are classified, discussed and analysed below in four sections as (i) costs of providing goods and services,

(ii) selling, general and administrative expenses and (iii) depreciation and amortisation.

Costs of providing goods and services

Six Months Ended December 31, 2014	Six Months Ended December 31, 2013	Increase/(Decrease)	% Change
$3,697,887	$3,473,028	$224,859	6.5

For 2014, costs of providing goods and services related to the operating segments of Mobile Social of $197,113 (2013: $203,885), Mobile Content of Nil (2013: ($24,974)), Mobile Commerce of $944,929 (2013:1,987,446) and Mobile Advertising of $2,555,845 (2013:$1,306,607).

Selling, general and administrative expense

Six Months Ended December 31, 2014	Six Months Ended December 31, 2013	Increase/(Decrease)	% Change
$9,601,772	$7,237,200	$2,364,572	32.7

For 2014, MOKO’s selling, general and administrative expenses increased as a result of a general expansion in MOKO’s business operations within the Mobile Advertising segment and in the US particularly.

5

MOKO Social Media Limited For the half year ended 31 December 2014

Particularly large increases and decrease in expenses for 2014 versus 2013 year were as follows:

—Marketing expenses: an increase of $1,348,390 or 249.8% from $539,710 in 2013 to $1,888,100 in 2014 due mostly to an increase in Mobile Advertising User acquisition costs for the customised mobile social advertising business of $1,033,494 (2013: nil).

—Travel and entertainment expenses: an increase of $203,628 from $193,726 in 2013 to $397,354 in 2014 mostly due to one-off travelling expenses in relation to the NASDAQ IPO, US directors attending the Annual General Meeting in Australia, system implementation of NetSuite and increased travel activities related to US product lines.

—Legal and professional fees: a decrease of $430,848 or (30.9%) from $1,395,533 in 2013 to $964,685 in 2014. (2013 included one-off high levels of legal, corporate and business advice, for the increased activity levels in the U.S.A. around the U.S. public offering and NASDAQ listing and corporate structuring).

—Employee benefits expense: the largest cash component of selling, general and administrative expense increased by $2,340,882 or 164.3% from $1,424,802 in 2013 to $3,765,684 in 2014 due to a large increase in average headcount as a result of the expansion in the Mobile Advertising segment (particularly in the US).

—Share based payments: a decrease of $2,055,928 or (66.8%) from $3,078,861 in 2013 to $1,022,933 in 2014 due mostly to the decrease of share based remuneration to Directors in current half-year.

—Product Development cost is $560,903 in 2014 (2013: Nil) due to development customized mobile social advertising projects such as REC*IT, Run-Haven and Blue Nation Review in current half-year.

Depreciation and amortisation

Six Months Ended December 31, 2014	Six Months Ended December 31, 2013	Increase/(Decrease)	% Change
$461,444	$439,372	$22,072	5.0

Income tax benefit

Six Months Ended December 31, 2014	Six Months Ended December 31, 2013	Increase/(Decrease)	% Change
947,840	$1,082,953	($135,113)	(12.5)

The income tax benefit decreased by $135,113 from $1,082,953 in 2013 to $947,840 in 2014, as a result of a decrease in the Research and Development tax offset (cash rebate) from the Australian Taxation Office. MOKO has not and does not recognize the carry forward of unused tax losses and unused tax credits and given it has historically traded unprofitably, it is currently less than probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Subject to continuing to satisfy AusIndustry and Australian Taxation Office regulations and laws, we currently expect to receive concessional income tax treatment in the current financial year similar to that which we have had historically.

Liquidity and Financial Position

MOKO’s 31 December 2014 reporting date cash and cash equivalents (‘cash’) was $10,050,481 (June 2014: $9,878,011) and the net assets were $13,896,023 (June 2014: $11,616,698). Working capital, (defined as current assets less current liabilities) increased to $9,598,593 (June 2014: $7,523,168) and pertained to the increase in balance date cash, lower current liabilities, and an income tax receivable.

The operating cash outflow for the current half-year increased by 332.2% to $8,747,174 (2013: $2,023,849) reflecting the increased losses. Investing cash outflows decreased by 33.7% to $429,819 (2013: $648,253) primarily due to reduced acquisition and disposal of subsidiary payments (2013 included payment of deferred contingent consideration on the acquisition of OfferMobi and completion of payments for the disposal of Antiphony Management Holdings Group in the UK.) The financing cash inflows increased by 74.4% to $8,660,787 (2013: $4,966,958) courtesy of net share issue proceeds of $8,660,787 (2013: $6,085,135) and net debt repayment of Nil in 2014 (2013: $1,118,197).

Significant changes in the state of affairs

The Company is beginning to realize the benefit of several of its revenue generating activities. This is evidenced through new customer contracts and strategic partnerships. In addition, the Company expects continued focus on product infrastructure and the addition of several key personnel to be a key component of future revenue generation.

6

MOKO Social Media Limited For the half year ended 31 December 2014

Dividends

No dividends were paid or declared during the half year ended 31 December 2014 (2013: $nil).

Matters subsequent to the end of the half financial year

Other than the matters described in Note 12 to these financial statements, there has not arisen in the interval between the end of the half-year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors, to affect significantly the operations of the Consolidated Entity, the results of those operations, or the state of affairs of the Consolidated Entity in future financial years.

Auditor’s Independence Declaration A copy of the auditors’ independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 8.

Signed in accordance with a resolution of directors made pursuant to section 306(3)(a) of the Corporations Act 2001.

On behalf of directors:

Greg McCann Non-Executive Chairman Date: 27 February 2015 Sydney, Australia	Ian Rodwell Chief Executive Officer and Managing Director Date: 27 February 2015 Virginia, USA

7

Tel: +61 2 9251 4100 Fax: +61 2 9240 9821 www.bdo.com.au	Level 11, 1 Margaret St Sydney NSW 2000 Australia

DECLARATION OF INDEPENDENCE BY arthur milner TO THE DIRECTORS OF MOKO SOCIAL MEDIA LIMITED

As lead auditor for the review of MOKO Social Media Limited for the half-year ended 31 December 2014, I declare that, to the best of my knowledge and belief, there have been:

1.	No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and
2.	No contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of MOKO Social Media Limited and the entities it controlled during the period.

Arthur Milner

Partner

BDO East Coast Partnership

Sydney, 27 February 2015

BDO East Coast Partnership  ABN 83 236 985 726 is a member of a national association of independent entities which are all members of BDO (Australia) Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO East Coast Partnership and BDO (Australia) Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation other than for the acts or omissions of financial services licensees.

8

Tel: +61 2 9251 4100	Level 11, 1 Margaret St
Fax: +61 2 9240 9821	Sydney NSW 2000
www.bdo.com.au	Australia

INDEPENDENT AUDITOR’S REVIEW REPORT

To the members of Moko Social Media Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Moko Social Media Limited, which comprises the consolidated statement of financial position as at 31 December 2014, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the half-year ended on that date, notes comprising a statement of accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the half-year’s end or from time to time during the half-year.

Directors’ Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2014 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Moko Social Media Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of Moko Social Media Limited, would be in the same terms if given to the directors as at the time of this auditor’s review report.

BDO East Coast Partnership ABN 83 236 985 726 is a member of a national association of independent entities which are all members of BDO (Australia) Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO East Coast Partnership and BDO (Australia) Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation, other than for the acts or omissions of financial services licensees.

9

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Moko Social Media Limited is not in accordance with the Corporations Act 2001 including:

(a)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2014 and of its performance for the half-year ended on that date; and

(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001

Emphasis of matter

Without modifying our conclusion, we draw attention to Note 1 in the half-year financial report, which indicates that the ability of the consolidated entity to continue as a going concern is dependent upon the future successful raising of additional capital. This, along with other matters as set out in Note 1, indicates the existence of a material uncertainty that may cast significant doubt about the consolidated entity’s ability to continue as a going concern and therefore, the consolidated entity may be unable to realise its assets and discharge its liabilities in the normal course of business.

BDO East Coast Partnership

Arthur Milner

Partner

Sydney, 27 February 2015

10

MOKO Social Media Limited For the half year ended 31 December 2014

Consolidated Statement of profit or loss and other comprehensive income

For the year half-year ended 31 December 2014

		Consolidated
	Note	31-Dec-14	31-Dec-13
		$	$
Revenue from continuing operations		3,909,042	4,166,343
Interest income		130,557	28,579
Other Income	3	-	259,493
Fair value gain on deferred consideration		-	383,933
Expenses
Cost of providing goods and services		(3,697,887)	(3,473,028)
Computer expenses		(195,128)	(258,236)
Marketing expenses		(1,888,100)	(539,710)
Travel and entertainment expenses		(397,354)	(193,726)
Occupancy expenses		(195,099)	(59,455)
Administration expenses		(598,916)	(378,784)
Exchange loss		(12,970)	380
Finance costs		(10,833)	(3,840)
Legal and professional fees		(964,685)	(1,395,533)
Employee benefits expenses	4	(3,765,684)	(1,424,802)
Share based payments	4	(1,022,933)	(3,078,861)
Depreciation and amortisation	4	(461,444)	(439,372)
Other expenses		-	91,527
Product development cost		(560,903)	-

Loss before income tax expense from continuing operations		(9,732,337)	(6,315,092)
Income tax benefit		947,840	1,082,953

Loss after income tax expense from continuing operations for the half-year		(8,784,497)	(5,232,139)
Profit/(Loss) after income tax expense from discontinued operations		-	-

Loss after income tax expenses for the half-year		(8,784,497)	(5,232,139)

Other comprehensive income for the half-year, net of tax,
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		1,164,281	(32,229)
Total comprehensive loss for the half-year, net of tax		(7,620,216)	(5,264,368)

Total comprehensive loss for the half-year is attributable to:
Continuing operations		(7,620,216)	(5,264,368)
Discontinued operations		-	-
Total comprehensive loss for the half-year, net of tax		(7,620,216)	(5,264,368)

Loss attributable to:
Owners of the Company		(8,671,946)	(5,134,240)
Non-controlling interests		(112,551)	(97,899)
		(8,784,497)	(5,232,139)
Total comprehensive loss for the half-year, net of tax attributable to:
Owners of the Company		(7,507,665)	(5,166,469)
Non-controlling interests		(112,551)	(97,899)
		(7,620,216)	(5,264,368)

11

MOKO Social Media Limited For the half year ended 31 December 2014

For the year half-year ended 31 December 2014

	Consolidated
	31-Dec-14	31-Dec-13
	$	$

Earnings per share for loss attributable to the owner of MOKO Social Media Limited
Basic / Diluted EPS (Cents per share)	(1.45)	(1.17)

The accompanying notes form part of these financial statements

12

MOKO Social Media Limited For the half year ended 31 December 2014

Consolidated Statement of financial position

As at 31 December 2014

		Consolidated
	Note	31-Dec-14	30-Jun-14
		$	$
Current assets
Cash and cash equivalents		10,050,481	9,878,011
Trade and other receivables		777,380	784,872
Income tax receivables		947,840	-
Other current assets		541,500	441,696
Total current assets		12,317,201	11,104,579

Non-current assets
Property, plant and equipment		207,094	87,726
Intangibles	5	4,132,489	3,613,433
Deferred tax assets		-	427,719
Total non-current assets		4,339,583	4,128,878

Total assets		16,656,784	15,233,457

Current liabilities
Trade and other payables		2,161,983	2,563,611
Employee benefits		307,094	276,920
Income tax provision		249,531	740,880
Total current liabilities		2,718,608	3,581,411

Non-current liabilities
Employee benefits		42,153	35,348
Total non-current liabilities		42,153	35,348
Total liabilities		2,760,761	3,616,759

Net assets		13,896,023	11,616,698

Equity
Issued capital	7	50,542,949	41,679,662
Reserves	8	11,191,339	8,990,804
Accumulated losses		(47,601,616)	(38,929,670)
Non-controlling interests		(236,649)	(124,098)
Total equity		13,896,023	11,616,698

 The accompanying notes form part of these financial statements

13

MOKO Social Media Limited For the half year ended 31 December 2014

Consolidated Statement of changes in equity

For the year half-year ended 31 December 2014

Consolidated	Issued Capital	Foreign currency Translation Reserve	Option Reserves	Accumulated Losses	Non-controlling interests	Total

	$	$	$	$	$	$
Balance at 30 June 2014	41,679,662	570,172	8,420,632	(38,929,670)	(124,098)	11,616,698

Loss after income tax expense for the half-year	-	-	-	(8,671,946)	(112,551)	(8,784,497)
Other comprehensive income	-	1,164,281	-	-	-	1,164,281
Total comprehensive loss for the half-year	-	1,164,281	-	(8,671,946)	(112,551)	(7,620,216)

Transactions with owners in their capacity as owners
Issue of shares	9,537,321	-	-	-	-	9,537,321
Capital raising costs	(674,034)	-	-	-	-	(674,034)
Share based payments - Options		-	1,036,254	-	-	1,036,254

Balance at 31 December 2014	50,542,949	1,734,453	9,456,886	(47,601,616)	(236,649)	13,896,023

For the year half-year ended 31 December 2013

Consolidated	Issued Capital	Foreign currency Translation Reserve	Option Reserves	Accumulated Losses	Non-controlling interests	Total

	$	$	$	$	$	$

Balance at 30 June 2013	24,656,473	814,848	2,859,360	(25,457,309)	-	2,873,372

Loss after income tax expense for the half-year	-	-	-	(5,134,240)	(97,899)	(5,232,139)
Other comprehensive income	-	(32,229)	-	-	-	(32,229)
Total comprehensive loss for the half-year	-	(32,229)	-	(5,134,240)	(97,899)	(5,264,368)

Transactions with owners in their capacity as owners
Issue of shares	7,495,537	-	-	-	-	7,495,537
Share based payments - Shares	50,000	-	-	-	-	50,000
Capital raising costs	(426,476)	-	-	-	-	(426,476)
Share based payments	(494,952)	-	3,523,813	-	-	3,028,861

Balance at 31 December 2013	31,280,582	782,619	6,383,173	(30,591,549)	(97,899)	7,756,926

The accompanying notes form part of these financial statements

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MOKO Social Media Limited For the half year ended 31 December 2014

Consolidated Statement of cash flows

For the year half year ended 31 December 2014

		Consolidated
		Dec-14	Dec-13
	Note	$	$

Cash flows from operating activities

Net receipts from customers		4,008,969	4,989,760
R&D tax offset received		-	1,082,953
Export market development grant received		-	150,000
Payments to suppliers and employees		(12,808,176)	(8,246,925)
Interest received		136,888	15,798
Interest and other finance costs paid		(10,833)	(15,435)
Income taxes paid		(74,022)	-
Net cash used in operating activities		(8,747,174)	(2,023,849)

Cash flows from investing activities
Proceeds from sale of business		-	109,493
Payment for acquisition of business	6	(200,000)	(443,955)
Payment for property, plant and equipment		(254,704)	(10,753)
Payments for disposal of subsidiary		-	(339,996)
Cash acquired on acquisition	6	24,885	36,958
Net cash (used in)/ from investing activities		(429,819)	(648,253)

Cash flows from financing activities

Proceeds from issues of shares		9,334,821	6,511,631
Share issue transaction cost		(674,034)	(426,476)
Proceeds from borrowings		-	-
Repayment of borrowings		-	(1,118,197)
Net cash provided by financing activities		8,660,787	4,966,958

Net increase/ (decrease) in cash held		(516,207)	2,294,856

Cash at beginning of the half-year		9,878,011	2,519,186

Effects of exchange rate changes on cash		688,678	58,829
Cash and cash equivalents at end of the year		10,050,481	4,872,871

The accompanying notes form part of these financial statements

15

MOKO Social Media Limited For the half year ended 31 December 2014

Notes to the financial statements

For the year half year ended 31 December 2014

Note 1: Basis of Preparation

These financial statements for the interim half-year reporting period ended 31 December 2014 have been prepared in accordance with Australian Accounting Standard AASB 134 'Interim Financial Reporting' and the Corporations Act 2001, as appropriate for for-profit oriented entities. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 'Interim Financial Reporting'.

These financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual report for the year ended 30 June 2014 and any public announcements made by the company during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The principal accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

Going concern

The Consolidated Entity is currently operating on a negative operating cash flow basis. Net cash used in operations for the period ended 31 December 2014 was $8,747,174 (2013: $2,023,848). The Consolidated Entity made an operating loss of $8,784,497 for the period ended 31 December 2014 (2013: loss of $5,232,139).

In order to achieve operating profitability, the Consolidated Entity requires an increase in revenue from both existing business and future operations, including projects in development. Management has plans in place that if successful in their execution, should see the Company trading profitably in the 2015/16 financial year. The directors are confident that the improved profitability, together with the raising of additional funds through the exercise of existing options and equity raising for expansion of operations, the Consolidated Entity can continue to meet its debts as and when they become due and payable. The financial report has therefore been prepared on a going concern basis.

The directors acknowledge that the requirement to raise additional funding represents a material uncertainty which may cast significant doubt over the ability of the consolidated entity to continue as a going concern. However, the directors also acknowledge receipt of notification of exercise of approximately 10% of options having 30 June 2015 expiry dates. This receipt of exercise notification supports the directors’ confidence of additional capital through the exercise of existing options. In addition, the directors acknowledge receipt of a Letter of Engagement from at least one underwriter regarding additional equity raising.

Should the Consolidated Entity be unable to continue as a going concern it may be required to realise its assets and discharge its liabilities other than in the normal course of business and at amounts different to those stated in the financial statements. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount of liabilities that might result should the Consolidated Entity be unable to continue as a going concern and meet its debts as and when they fall due.

New, revised or amending Accounting Standards and Interpretations adopted

The consolidated entity has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') that are mandatory for the current reporting period. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the consolidated entity.

Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

The following Accounting Standards and Interpretations are most relevant to the consolidated entity:

AASB 2012-3 Amendments to Australian Accounting Standards - Offsetting Financial Assets and Financial Liabilities

The consolidated entity has applied AASB 2012-3 from 1 July 2014. The amendments add application guidance to address inconsistencies in the application of the offsetting criteria in AASB 132 'Financial Instruments: Presentation', by clarifying the meaning of 'currently has a legally enforceable right of set-off'; and clarifies that some gross settlement systems may be considered to be equivalent to net settlement.

16

MOKO Social Media Limited For the half year ended 31 December 2014

Note 1: Basis of Preparation (continued)

AASB 2013-3 Amendments to AASB 136 - Recoverable Amount Disclosures for Non-Financial Assets

The consolidated entity has applied AASB 2013-3 from 1 July 2014. The disclosure requirements of AASB 136 'Impairment of Assets' have been enhanced to require additional information about the fair value measurement when the recoverable amount of impaired assets is based on fair value less costs of disposals. Additionally, if measured using a present value technique, the discount rate is required to be disclosed.

AASB 2014-1 Amendments to Australian Accounting Standards (Parts A to C)

The consolidated entity has applied Parts A to C of AASB 2014-1 from 1 July 2014. These amendments affect the following standards: AASB 2 'Share-based Payment': clarifies the definition of 'vesting condition' by separately defining a 'performance condition' and a 'service condition' and amends the definition of 'market condition'; AASB 3 'Business Combinations': clarifies that contingent consideration in a business combination is subsequently measured at fair value with changes in fair value recognised in profit or loss irrespective of whether the contingent consideration is within the scope of AASB 9; AASB 8 'Operating Segments': amended to require disclosures of judgements made in applying the aggregation criteria and clarifies that a reconciliation of the total reportable segment assets to the entity's assets is required only if segment assets are reported regularly to the chief operating decision maker; AASB 13 'Fair Value Measurement': clarifies that the portfolio exemption applies to the valuation of contracts within the scope of AASB 9 and AASB 139; AASB 116 'Property, Plant and Equipment' and AASB 138 'Intangible Assets': clarifies that on revaluation, restatement of accumulated depreciation will not necessarily be in the same proportion to the change in the gross carrying value of the asset; AASB 124 'Related Party Disclosures': extends the definition of 'related party' to include a management entity that provides KMP services to the entity or its parent and requires disclosure of the fees paid to the management entity; AASB 140 'Investment Property': clarifies that the acquisition of an investment property may constitute a business combination.

Note 2: Segment information

MOKO Social Media Limited is organized into four operating segments: Mobile Social, Mobile Advertising, Mobile Content and Mobile Commerce. These operating segments are based on the internal reports that are reviewed and used by the Board of Directors (who are identified as the Chief Operating Decision Makers ('CODM')) in assessing performance and in determining the allocation of resources. There is no aggregation of operating segments.

The CODM reviews EBITDA (earnings before interest, tax, depreciation and amortization). The accounting policies adopted for internal reporting to the CODM are consistent with those adopted in the financial statements. The information reported to the CODM is on at least a monthly basis.

Types of products and services

The principal products and services of each of these operating segments are as follows:

Mobile Social	MOKO’s proprietary mobile social networks and community/chat products
Mobile Advertising	MOKO’s own proprietary mobile performance ad network and customised mobile publishing division
Mobile Content	MOKO’s UK division that bundles and sells mobile content and entertainment products direct to mobile consumers (inactive)
Mobile Commerce	MOKO’s subsidiary e-commerce platform. Sales volumes and average revenue per user grew via diversified marketing channels and product range

Intersegment receivables, payables and loans

Intersegment loans are initially recognised at the consideration received. Intersegment loans receivable and loans payable that earn or incur non-market interest are not adjusted to fair value based on market interest rates. Intersegment receivables, payables and loans are eliminated on consolidation.

17

MOKO Social Media Limited For the half year ended 31 December 2014

Note 2: Segment information (continued)

Operating segment information

	Continuing operations
	Mobile Advertising	Mobile Social	Mobile Content	Mobile Commerce	Intersegment eliminations/ unallocated	Total
Consolidated - 31 December 2014	$	$	$	$	$	$
Total Segment Revenue	2,251,431	378,271	-	1,279,340	-	3,909,042

EBITDA	(9,448,639)	181,158	-	(123,136)	-	(9,390,617)

Depreciation and amortisation	(461,444)	-	-	-	-	(461,444)
Interest income	159	159,337	-	2,405	(31,344)	130,557
Finance costs	(6,004)	-	(484)	(35,689)	31,344	(10,833)
Loss before income tax expense						(9,732,337)
Income tax benefit						947,840
Loss after income tax expense						(8,784,497)

Assets	15,818,310	1,258,632	122,473	409,007	(951,638)	16,656,784
Liabilities	2,182,674	52,830	266,632	1,170,263	(911,638)	2,760,761

	Continuing operations
	Mobile Advertising	Mobile Social	Mobile Content	Mobile Commerce	Intersegment eliminations/ unallocated	Total
Consolidated - 30 June 2014	$	$	$	$	$	$

Assets	15,017,068	425,836	122,804	363,043	(695,294)	15,233,457
Liabilities	2,917,584	75,248	333,534	945,687	(655,294)	3,616,759

	Continuing operations
	Mobile Advertising	Mobile Social	Mobile Content	Mobile Commerce	Intersegment eliminations/ unallocated	Total
Consolidated - 31 December 2013	$	$	$	$	$	$

Total Segment Revenue	1,083,332	401,260	(30,945)	2,712,696	-	4,166,343

EBITDA	(6,213,634)	517,314	(14,359)	(189,780)	-	(5,900,459)

Depreciation and amortisation	(439,372)	-	-	-	-	(439,372)
Other income	33	38,559	-	3,713	(13,726)	28,579
Finance costs	(3,840)	-	-	(13,726)	13,726	(3,840)
Loss before income tax expense						(6,315,092)
Income tax benefit						1,082,953
Loss after income tax expense						(5,232,139)

Assets	9,551,748	328,128	138,278	773,979	(552,250)	10,239,883
Liabilities	1,640,678	83,379	337,379	933,772	(512,251)	2,482,957

18

MOKO Social Media Limited For the half year ended 31 December 2014

Note 2: Segment information (continued)

Geographical segment information

		Continuing operations
	Australia	Europe	Asia	US	TOTAL
Consolidated - 31 December 2014	$	$	$	$	$

Sales to external customers	1,659,945	4,095	-	2,245,002	3,909,042
Add: Interest income	129,423	-	-	1,134	130,557
Add: Other income and revenue	-	-	-	-	-
Add: Fair value gain on deferred consideration	-	-	-	-	-
Less: Cost of providing services	(1,129,643)	(4,272)	-	(2,563,972)	(3,697,887)
Less: Expenses *					(9,126,209)
Loss after income tax expense					(8,784,497)

Assets	9,514,864	8,872	-	7,133,048	16,656,784
Liabilities	1,066,232	341,674	-	1,352,805	2,760,761

		Continuing operations
Consolidated - 30 June 2014

Assets	10,109,347	14,655	-	5,109,455	15,233,457
Liabilities	1,188,968	205,106	-	2,222,685	3,616,759

* Overhead expenses are not associated to any one particular geographical segment

		Continuing operations
Consolidated - 31 December 2013	Australia	Europe	Asia	US	TOTAL
	$	$	$	$	$
Sales to external customers	3,061,554	(42,152)	7,181	1,139,760	4,166,343
Add: Interest income	28,546	-	-	33	28,579
Add: Other Income and revenue	259,493	-	-	-	259,493
Add: Fair value gain on deferred consideration	-	-	-	383,933	383,933
Less: Cost of providing services	(2,115,845)	21,156	(4,922)	(1,373,417)	(3,473,028)
Less Expenses *					(6,597,458)
Loss after income tax expense					(5,232,139)

Assets	5,006,100	65,322	1,092	5,167,369	10,239,883
Liabilities	1,388,691	224,598	-	869,668	2,482,957

* Overhead expenses are not associated to any one particular geographical segment

Note 3: Revenue and income

	Consolidated
	31-Dec-14	31-Dec-13
	$	$
Other income
Grants received	-	150,000
Income from Sales of Business	-	109,493
	-	259,493

19

MOKO Social Media Limited For the half year ended 31 December 2014

Note 4: Expenses

	Consolidated
	31-Dec-14	31-Dec-13
	$	$
Employee benefits expense
Salaries and wages	3,378,500	1,296,481
Superannuation, Work Compensation and others	387,184	128,321
Total employee benefits expense	3,765,684	1,424,802

Share based payments	1,022,933	3,078,861

Depreciation	19,963	36,059

Amortisation
Computer software	1,543	262
Capitalised product development	9,824	-
Intellectual Property	430,114	403,051
Total amortisation	441,481	403,313

Total depreciation and amortisation	461,444	439,372

Note 5: Intangibles

	Computer software	Customer Contracts	Capitalised product development costs	Intellectual Property	Customer Database	Goodwill	TOTAL
Consolidated
2014
	$	$	$	$	$	$	$
Cost	202,460	207,411	110,803	4,279,438	325,000	2,319,267	7,444,379
Accumulated amortisation	(74,099)	(207,411)	(100,978)	(1,889,940)	(325,000)	(714,462)	(3,311,890)
Balance at 31 December 2014	128,361	-	9,825	2,389,498	-	1,604,805	4,132,489

Reconciliation
Balance at 1 July 2014	3,283	-	19,649	2,472,621	-	1,117,880	3,613,433
Acquisitions through business combinations	-	-	-	-	-	339,570	339,570
Additions	126,621	-	-	-	-	-	126,621
Amortisation expense	(1,543)	-	(9,824)	(430,114)	-	-	(441,481)
Impairment expense	-	-	-	-	-	-	-
Effects of movements in exchange rates	-	-	-	346,991	-	147,355	494,346
Balance at 31 December 2014	128,361	-	9,825	2,389,498	-	1,604,805	4,132,489

20

MOKO Social Media Limited For the half year ended 31 December 2014

Note 5: Intangibles (continued)

Goodwill

Goodwill acquired through business combinations has been allocated to the following cash-generating units:

	Mobile Advertising	Mobile Commerce	Total
	$	$	$
Balance at 1 July 2014	938,153	179,727	1,117,880
Acquisitions through business combinations	339,570	-	339,570
Effects of movements on foreign exchange rates	147,355	-	147,355
Balance at 31 December 2014	1,425,078	179,727	1,604,805

The recoverable amount of the Group's goodwill allocated to Mobile Advertising has been determined by a value-in-use calculation at the cash generating unit level using a discounted cash flow model, based on a 2 year projection period approved by management and extrapolated for a further 3 years using a steady growth rate and a terminal value based on a long term average growth rate. The pre-tax discount rate of 40% p.a. was used to reflect management’s estimate of the time value of money and the risk adjusted costs of capital specific to the Mobile Advertising cash generating unit.

The Directors do not consider goodwill allocated to Mobile Commerce as significant to the total carrying value of Goodwill.

21

MOKO Social Media Limited For the half year ended 31 December 2014

Note 6: Business combinations

Tagroom Pty Ltd

On 1 October 2014, MOKO completed a business combination by acquiring 80% of the ordinary shares as a controlling interest in Tagroom Pty Ltd (‘Tagroom’). Tagroom is a news and entertainment service that harnesses social, mobile and visual technologies used by contemporary consumers (www.tagroom.com). The acquisition brings with it three new senior team members experienced in the creation of viral media and shareable entertainment content for the important 18-30 year-old demographic.

The total fair value consideration for the acquisition, which represents a business combination, included $200,000 in cash and $200,000 in MOKO ordinary shares, priced at the volume-weighted average price of shares traded on the ASX over the 5 trading days up to and including the day before completion.

Tagroom contributed revenues of $24,326 and made a net loss after tax of $179,523 for the period of 1 Oct 2014 to 31 December 2014.

The business combination accounting is preliminary and Tagroom acquisition is allocated to the Mobile Advertising segment in Australia.

	Carrying value	Fair value

Goodwill	-	339,569
Cash and cash equivalents	24,885	24,885
Other receivables	50,000	50,000
Other payables	(40,313)	(14,454)

Net assets acquired	34,572	400,000

Acquisition date fair value of total consideration transferred	400,000

Satisfied By
Consideration: cash	200,000
Consideration: Moko ordinary shares	200,000
	.
Total	400,000

Acquisition expenses of $29,216 for legal fees and have not impacted this business combination accounting.

Non-controlling interest at acquisition was immaterial with a deemed fair value of nil and determined on the basis that future economic benefits were unlikely to be realised but for the acquisition.

Fair value consideration was settled via $200,000 in cash and $200,000 (1,242,263 shares) in MOKO ordinary shares priced at the volume-weighted average price of shares traded on the ASX over the 5 trading days up to and including the day before completion on 12 December 2014.

22

MOKO Social Media Limited For the half year ended 31 December 2014

Note 7: Issued capital

(a)   Share capital

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote. Ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

		Consolidated
	Dec-14	Jun-14
	$	$
Fully paid ordinary shares 603,899,266 (30 Jun 2014: 552,853,091 shares)	50,542,749	41,679,462
Fully paid performance shares 20,000,000 (30 June 2014 20,000,000)	200	200
	50,542,949	41,679,462

(b)	Movement in ordinary share capital during the half-year
Date	Details	Numbers of shares	Issue Price $	Amount $
1 July 2014	Opening Balance	552,853,091	various	41,679,462
1 July 2014	NASDAQ listing capital (Gross US$8.25m)	44,000,000	0.1991	8,762,325
8 July 2014	Share issue by placement	1,000,000	0.10	100,000
8 July 2014	Share issue by placement	1,000,000	0.20	200,000
8 July 2014	Share issue by exercise of options	50,000	0.05	2,500
8 July 2014	Share issue by exercise of options	400,000	0.05	20,000
15 July 2014	Share issue by exercise of options	3,912	0.05	196
15 July 2014	Share issue by exercise of options	50,000	0.05	2,500
12 August 2014	Share issue by exercise of options	200,000	0.05	10,000
12 September 2014	Share issue by exercise of options	1,000,000	0.05	50,000
28 November 2014	Share issue by exercise of options	100,000	0.05	5,000
19 December 2014	Share issue pursuant to Tagroom	1,242,263	0.1610	200,000
24 December 2014	Share issue by exercise of options	1,000,000	0.0616	61,600
24 December 2014	Share issue by exercise of options	1,000,000	0.1232	123,200
	Capital raising costs	-		(674,034)
	Closing Balance	603,899,266		50,542,749

(c)	Performance shares
Date	Details	Number of Shares	Issue Price	Amount $	Variation Price

28 November 2013	Share issue to Director pursuant to shareholder approval	20,000,000	$0.00001	200	$0.10

A Performance Share Plan was approved by shareholders at MOKO’s 2013 Annual General Meeting and involves the issuance of a new class of ordinary shares (“Performance Shares”) to eligible participants for their market value assessed by an independent expert and based on the rights and conditions attached to the Performance Shares (the “Issue Price”) by means of a payment to the Company of the Issue Price.

23

MOKO Social Media Limited For the half year ended 31 December 2014

Note 7: Issued capital (continued)

Performance Shares remain outstanding for a period equal to earlier of 3 years from the date of original purchase or the occurrence of the relevant Performance Event (such earlier date, the “End Date”). If the Performance Shares have not been ‘varied’ by the End Date, which can include events such as termination, the VWAP share price hurdle having been met, a takeover offer among others (any such event, a “Variation Event”) then the Performance Shares will be redeemed by the Company for their Issue Price. If a Variation Event does occur prior to the End Date, the holder has twelve months from the date of the Variation Event to provide notice and payment (a “Variation Payment”) to the Company.

Upon payment of the Variation Payment to the Company, the relevant Performance Shares will rank pari passu all with existing ordinary shares of the Company and trade together in the public market. On the other hand, at no time prior to a Variation Event will the holder be permitted to transfer any Performance Shares, and no dividend or voting rights will attach to any Performance Shares unless and until varied. In the event that the Variation Event does not occur prior or upon to the End Date, the Company will pay the Issue Price that it received from the holder for the applicable Performance Shares and then redeem and cancel those Performance Shares.

The total number of Performance Shares issued under the Performance Share Plan, taken together with Performance Shares and options issued during the previous five years pursuant to an employee share plan extended to directors, employees or eligible contractors of the Company, may not exceed five percent of the total number of outstanding ordinary shares.

Mr. McCann was issued 20.0 million Performance Shares at an Issue Price of $0.00001 per ordinary share with End Date of the third anniversary of issuance, Variation Payment of $0.10 per ordinary share and the Variation Event being the 90 day VWAP of our ordinary shares exceeding $0.40 per share.

Note 8: Reserves

	Consolidated
	31-Dec-14	30-Jun-14
	$	$

Foreign currency translation reserve
Balance at beginning of the year	570,172	814,848
Currency translation differences	1,164,281	(244,676)
Balance at the end of the year	1,734,453	570,172

Share-based payments reserve
Balance at beginning of the year	8,420,632	2,859,360
Share-based payments	1,036,254	5,561,272
Balance at the end of the year	9,456,886	8,420,632

TOTAL RESERVES	11,191,339	8,990,804

24

MOKO Social Media Limited For the half year ended 31 December 2014

Note 9: Options

Listed Options – 5 cents exercise price

Date	Details	No of options	Exercise Price	Expiry Date
Opening Balance
01-Jul-14	Opening Balance	145,811,886	$0.05	13-Jun-15
Shares issued on the exercise of options
08-Jul-14	Conversion of options	(50,000)	$0.05	13-Jun-15
08-Jul-14	Conversion of options	(400,000)	$0.05	13-Jun-15
15-Jul-14	Conversion of options	(3,912)	$0.05	13-Jun-15
15-Jul-14	Conversion of options	(50,000)	$0.05	13-Jun-15
12-Aug-14	Conversion of options	(200,000)	$0.05	13-Jun-15
12-Sep-14	Conversion of options	(1,000,000)	$0.05	13-Jun-15
28-Nov-14	Conversion of options	(100,000)	$0.05	13-Jun-15

	CLOSING BALANCE	144,007,974

Unlisted Options

Date	Details	No of options	Exercise Price	Expiry Date
Opening Balance
01-Jul-14	Opening Balance	49,350,000	Various	Various
Options granted
03-Nov-14	Unlisted Options	1,000,000	US$0.05	31-Dec-14
03-Nov-14	Unlisted Options	1,000,000	US$0.10	31-Dec-14
03-Nov-14	Unlisted Options	1,000,000	US$0.15	31-Dec-14
03-Nov-14	Unlisted Options	1,000,000	US$0.1875	30-Jun-16
03-Nov-14	Unlisted Options	250,000	US$0.17	31-Dec-14
26-Nov-14	Unlisted Director Options	7,500,000	AU$0.19	26-Nov-17
26-Nov-14	Unlisted Director Options	5,000,000	AU$0.19	26-Nov-16
26-Nov-14	Unlisted Employee Options	1,000,000	AU$0.196	31-Jan-17
19-Dec-14	Unlisted Employee Options	1,000,000	AU$0.2	20-Dec-16
Options cancelled
22-Dec-14	Unlisted Options	(1,000,000)	US$0.15	31-Dec-14
22-Dec-14	Unlisted Options	(1,000,000)	US$0.1875	30-Jun-16
22-Dec-14	Unlisted Options	(250,000)	US$0.17	31-Dec-14
Options replaced
22-Dec-14	Unlisted Options	1,000,000	US$0.15	31-Dec-15
22-Dec-14	Unlisted Options	1,000,000	US$0.1875	30-Jun-15
22-Dec-14	Unlisted Options	250,000	US$0.17	30-Jun-16
Shares issued on the exercise of options
24-Dec-14	Unlisted Options	(1,000,000)	US$0.05	31-Dec-14
24-Dec-14	Unlisted Options	(1,000,000)	US$0.10	31-Dec-14

	CLOSING BALANCE	66,100,000

25

MOKO Social Media Limited For the half year ended 31 December 2014

Note 9: Options (continued)

Unlisted ADS Options

(ADS: American Depositary Shares, where one ADS = 40 Ordinary shares)

Date	Details	No of options (in ADS)	No of options (in ordinary shares)	Exercise Price (per ADS in US$)	Expiry Date
Opening Balance
01-Jul-14	Opening Balance	364,250	14,570,000	Various	Various
ADS options expired
31-Dec-14	Unlisted ADS Options	(25,000)	(1,000,000)	$1.85	31-Dec-14
31-Dec-14	Unlisted ADS Options	(5,000)	(20,000)	$3.70	31-Dec-14
31-Dec-14	Unlisted ADS Options	(25,000)	(1,000,000)	$6.29	31-Dec-14
31-Dec-14	Unlisted ADS Options	(7,500)	(300,000)	$5.55	31-Dec-14
31-Dec-14	Unlisted ADS Options	(7,500)	(300,000)	$5.55	31-Dec-14
ADS options cancelled
03-Nov-14	Unlisted ADS Options	(25,000)	(1,000,000)	$2.00	31-Dec-14
03-Nov-14	Unlisted ADS Options	(25,000)	(1,000,000)	$4.00	31-Dec-14
03-Nov-14	Unlisted ADS Options	(25,000)	(1,000,000)	$6.00	31-Dec-15
03-Nov-14	Unlisted ADS Options	(18,750)	(750,000)	$7.50	30-Jun-15
03-Nov-14	Unlisted ADS Options	(6,250)	(250,000)	$7.50	30-Jun-15
03-Nov-14	Unlisted ADS Options	(6,250)	(250,000)	$6.80	30-Jun-16
24-Dec-14	Unlisted ADS Options	(6,666)	(266,640)	$5.05	01-Nov-17
24-Dec-14	Unlisted ADS Options	(6,667)	(266,680)	$5.05	01-Nov-18
24-Dec-14	Unlisted ADS Options	(6,667)	(266,680)	$5.05	01-Nov-19
ADS options granted
23-Dec-14	Unlisted ADS Options	6,666	266,640	$5.05	01-Nov-17
23-Dec-14	Unlisted ADS Options	6,667	266,680	$5.05	01-Nov-18
23-Dec-14	Unlisted ADS Options	6,667	266,680	$5.05	01-Nov-19
23-Dec-14	Unlisted ADS Options	7,500	300,000	$4.58	03-Dec-16
23-Dec-14	Unlisted ADS Options	7,500	300,000	$4.58	03-Nov-17
23-Dec-14	Unlisted ADS Options	7,500	300,000	$4.58	03-Nov-18

	CLOSING BALANCE	210,500	8,420,000

Note 10: Related party transactions

(a) Parent entity: MOKO Social Media Limited is the parent entity.

(b) Subsidiaries

		Entity interest
	Country of incorporation	2014	2013
Moko.mobi Inc	United States of America	100%	100%
All Night Media Limited	England	100%	100%

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries with non-controlling interests in accordance with the accounting policy described in note 1:

26

MOKO Social Media Limited For the half year ended 31 December 2014

Note 10: Related party transactions (continued)

Name	Country of incorporation	Parent	Non-controlling interest
		Ownership interest	Ownership interest
Deals I Love (Australia) Pty Ltd (1)	Australia	51%	49%
Tagroom Pty Ltd (2)	Australia	80%	20%

(1)	The Non-controlling interest hold 49% of the voting rights of Deals I Love (Australia) Pty Ltd.
(2)	The Non-controlling interest hold 20% of the voting rights of Tagroom Pty Ltd.

(c) Loans to/from related parties

Loans are made to/by the Parent Entity, MOKO Social Media Limited, to its subsidiaries for capital purchases and working capital purposes. The loans outstanding between the Parent Entity and its subsidiaries have no fixed date of repayment and are non-interest bearing. Details of the Parent Entity’s interest in its subsidiaries are set out in note 27. The loans outstanding between MOKO and Deals I Love (Australia) Pty Ltd have no fixed date of repayment but have 10% interest bearing per loan agreement.

	Company
	Dec-14	Jun-14
	$	$
Non-Current
Loans to subsidiaries:
Moko.mobi Inc	6,295,498	(572,875)
Deals I Love (Australia) Pty Ltd	791,624	535,280
Tagroom Pty Ltd	158,361	-
All Night Media Limited	(120,014)	(120,014)
Total	7,125,469	(157,609)

No dividends were received from the subsidiaries in the 2014 or 2013 financial half-year.

Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates.

Note 11: Contingent liabilities

During the financial half-year there was a US$450k marketing expense from Outbrain under dispute. Although the analysis is still in progress, the Directors are of the opinion that the consolidated entity will not be liable to pay the disputed amount. Accordingly, no provision has been provided within these financial statements.

Note 12: Events occurring after balance date

Since 31 December 2014, the following matters or circumstances have arisen that has significantly affected, or may significantly affect future operations or results of those operations:

Share Issues

Since 31 December 2014, the following fully paid ordinary shares were issued as follows:

•	On 5 February 2015, the issue of 200,000 shares at $0.05 each through the exercise of options, raising $10,000 in cash;
•	On 13 February 2015, the issue of 100,000 shares at $0.05 each through the exercise of options, raising $5,000 in cash;
•	On 13 February 2015, the issue of 504,840 shares at nil consideration in lieu of services provided to the Company;
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MOKO Social Media Limited For the half year ended 31 December 2014

Note 12: Events occurring after balance date (continued)

•	On 16 February 2015, the issue of 500,000 shares at $0.05 each through the exercise of options, raising $25,000 in cash;
•	On 23 February 2015, the issue of 850,000 shares at $0.05 each through the exercise of options, raising $42,500 in cash

New Board Members

•	On 1 February 2015, Moko appointed Jeffrey White as non-executive director

New Senior Manager

•	On 13 January 2015, Moko.mobi Inc. signed an employment agreement with Shripal Shah. Shripal Shah shall be employed as Chief Operating Officer of MOKO. Commencement of his full time employment shall be on or before 1 March 2015.

28

MOKO Social Media Limited For the half year ended 31 December 2014

Declaration by Directors

The financial statements and notes set out on pages 11 to 28 are in accordance with the Corporations Act 2001 and:

(a)	comply with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and

(b)	give a true and fair view of the consolidated entity's financial position as at 31 December 2014 and of its performance for the half-year ended on that date.

In the Directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors and is signed for and behalf of the Directors by:

Greg McCann Non-Executive Chairman Date: 27 February 2015 Sydney, Australia	Ian Rodwell Chief Executive Officer and Managing Director Date: 27 February 2015 Virginia, USA

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